VIA EDGAR

February 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik
Erin Jaskot

Re:	Kaleido Biosciences, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-229204

Requested Date:    February 27, 2019

Requested Time:    4:00 p.m. Eastern Standard Time

Dear Ms. Paik and Ms. Jaskot:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join Kaleido Biosciences, Inc. in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 27, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, As representatives of the several underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood Title: Managing Director
J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Executive Director
MORGAN STANLEY & CO. LLC

By:	/s/ Kathy Bergsteinsson
Name: Kathy Bergsteinsson Title: Managing Director